May 2, 2008
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Novogen Limited
Ladies and Gentlemen:
          Novogen Limited (the “Company”) is in receipt of the comment letter, dated April 11, 2008, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-29962).
          The Company will submit its written response to the comments raised by the Staff in the letter to the SEC via EDGAR no later than Friday, May 16, 2008.

NOVOGEN LIMITED
By:	/s/ David Seaton
	Name:	David Seaton
	Title:	Chief Financial Officer

Novogen Limited abn 37 063 259 754 140 Wick Road, North Ryde NSW 2113,Australia Telephone +61 2 9878 0088 Facsimile +61 2 9878 0055
nobogen@novogen.com www.novogen.com